SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3/A2
                  Transaction Statement under Section 13(e) of
                       the Securities Exchange Act of 1934

                          Menlo Acquisition Corporation
                              (Name of the Issuer)

                          Menlo Acquisition Corporation
                               Menlo Holding, Inc.
                              Rosebud Holding, LLC
                                 The Epic Trust
                           Richard S. Greenberg, Ph.D
                                George Greenberg
                       (Name of Persons Filing Statement)

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                     586818
                      (Cusip Number of Class of Securities)

                               Lawrence B. Seidman
                          Menlo Acquisition Corporation
                                 100 Misty Lane
                          Parsippany, New Jersey 07054
                                  973-560-1400
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Persons
                                Filing Statement)

                                 with a copy to:

                               Peter H. Ehrenberg
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068


     NEITHER  THE  SECURITIES   AND  EXCHANGE   COMMISSION  NOR  ANY  STATE
     SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This statement is filed in connection with (check the appropriate box):

          a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b.    [ ]  The filing of a registration statement under the Securities
                     Act of 1933.

          c.    [ ]  A tender offer.

          d.    [x]  None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if this is a final amendment reporting the results of the transaction. [x]

                            Calculation of Filing Fee
Transaction Valuation*                                       Amount
                                                            of Filing Fee

         $908,303                                                    $182



     * Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 205,351 shares of Common Stock, par value $0.0001 per share, of Menlo Acquisition Corporation at a price of $1.00 per share and the purchase of 717,297 shares of such Common Stock at a price of $.98 per share.

     [x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount previously paid: $182
                           Form or registration no.: 13E-3
                           Filing party:  Filing Persons Listed Above

                           Date filed: November 6, 2001

                               SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving Menlo Acquisition Corporation, referred to herein as MAC, and Menlo Holding, Inc., referred to herein as Parent, how it affects you, what your rights are with respect to the merger as a stockholder of MAC and the position of Parent, MAC, Rosebud Holding, LLC, referred to herein as Rosebud, The Epic Trust, Richard S. Greenberg and George Greenberg on the fairness of the merger to the stockholders of MAC other than Parent, Rosebud and certain stockholders of MAC who will be selling their shares to MAC in advance of the merger.

PURPOSE OF THE MERGER (PAGE 8).

The following steps are expected to be taken prior to the merger referred to herein.

     o Parent is a Delaware corporation recently organized by Rosebud to hold all of the shares of MAC common stock owned by Rosebud. Prior to [________, 2002}, Rosebud will convey to Parent 4,191,000 shares of MAC common stock in exchange for 1,000 shares of Parent's common stock, par value $.001 per share.

     o Prior to {________, 2002, MAC intends to purchase 717,297 shares of MAC's common stock from certain officers and directors of MAC, two family members of one such person and a corporate stockholder of MAC at a price of $0.98 per share. The 717,297 shares are expected to be purchased from these stockholders promptly after this report is disseminated. Since these stockholders, referred to in this document as Selling Stockholders, will receive their money sooner than MAC's other stockholders, management considered it appropriate to impose a slight discount (that is, two cents per share) on the shares purchased from the Selling Stockholders. The Selling Stockholders are:

          o Lawrence Seidman, who is a director and executive officer of MAC, and his two daughters;
          o In-Situ Oxidative Technologies, Inc., a corporation 50% of which is beneficially owned by Richard S. Greenberg;
          o George Greenberg, Richard S. Greenberg's father;
          o Kevin Orabone, an executive officer of a subsidiary of MAC;
          o Richard S. Greenberg;
          o Michael H. Leftin, Ph.D., an executive officer of a subsidiary of MAC;
          o Frank Russomanno, an executive officer of MAC;
          o Dennis Pollack, a director of MAC; and
          o Daniel Lehrhoff, a director of MAC.

     o Prior to [_______, 2002], Lawrence B. Seidman will forfeit 149,700 shares of MAC common stock in connection with an agreement which he entered into with Rosebud on June 11, 1998.

Giving effect to these transactions, it is anticipated that on [_______, 2002], Rosebud's 4,191,000 shares of MAC common stock, as transferred to Parent, will represent approximately 95.3% of MAC's outstanding common stock. On or about [_______, 2002], Parent proposes to cause MAC to merge with Parent as a means of acquiring all of the shares of MAC common stock not owned by Parent and to provide a source of liquidity to holders of those shares.

Rosebud, a New Jersey limited liability company, is the sole shareholder of Parent. The equity interests in Rosebud are owned 99% by The by The Epic Trust, a trust established by Richard S. Greenberg, Ph.D, as grantor, and 1% by George Greenberg. Richard S. Greenberg is the primary beneficiary of The Epic Trust.

Mr. Seidman agreed to forfeit 149,700 of his shares because he believes that the intention of his agreement with Rosebud was to require forfeiture of unvested shares when and if MAC ceased to be a public company. Mr. Seidman did not receive any compensation in return for his forfeiture, although he and his daughters will receive a total of $244,510 in their capacities as Selling Stockholders. Mr. Seidman will not serve as a director or executive officer of the continuing corporation, but will continue to serve the continuing corporation and its subsidiaries as an associate counsel.



PRINCIPAL TERMS OF THE MERGER.

     o THE MERGER (PAGE 22). Parent intends to cause MAC to merge with Parent on [_______, 2002] (or as soon thereafter as possible) pursuant to a "short-form" merger. As a result of the "short-form" merger, each share of MAC common stock not owned by Parent will be converted into the right to receive $1.00 in cash. Parent will not be required to enter into a merger agreement with MAC and Parent does not intend to seek the approval of the directors of MAC for any aspect of the transaction contemplated hereby other than the purchase of 717,297 shares of MAC common stock from the Selling Stockholders. Stockholders of MAC will not be entitled to vote their shares with respect to the merger.

     o MERGER CONSIDERATION (PAGE 7). The consideration in the merger will be $1.00 per share in cash.

     o MAC SHARES OUTSTANDING; OWNERSHIP BY ROSEBUD (PAGE 6). As of November 30, 2001, a total of 5,263,348 shares of MAC common stock were outstanding. In addition, as of November 30, 2001, options to purchase an additional 132,554 shares of MAC common stock were outstanding. However, each of the options is exercisable at a price greater than or equal to $1.00 per share.

     o PAYMENT FOR SHARES (PAGE 23). Parent will pay you for your shares of MAC common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of MAC within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4, "Terms of the Transaction," in this Schedule 13E-3.

     o OTHER POSSIBLE PURCHASES OF MAC COMMON STOCK (PAGE 7). If, before the merger is effective, the aggregate ownership by Rosebud and Parent of the outstanding shares of MAC common stock (after giving effect to the purchase by MAC of 717,297 shares from the Selling Stockholders and after giving effect to the forfeiture of 149,700 shares of MAC common stock held by Mr. Seidman) should be below 90% for any reason, MAC intends to acquire additional shares of its common stock on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of MAC common stock by Parent to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the $1.00 per share price offered in the merger.

     o SOURCE AND AMOUNT OF FUNDS (PAGE 29). The total amount of funds expected to be required to pay the merger consideration for MAC common stock in the merger, to purchase shares from the Selling Stockholders and to pay related fees and expenses, is estimated to be approximately $935,000, assuming no outstanding options to acquire MAC common stock are exercised prior to the merger. Funds currently held by MAC will be available to the combined entity to fund the purchase of the shares not currently owned by Rosebud.

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER (PAGE 12).

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of MAC - that is, the stockholders of MAC other than Parent, Rosebud and the Selling Stockholders - based primarily on the following factors:

     o The market for MAC's shares of common stock has been extremely illiquid. The opportunity for a significant number of shares of MAC common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

     o The market price of MAC common stock over the past twelve months has ranged from $1.19 to $.62 on extremely low volume. The price of $1.00 compares favorably with this range; the market price did not reach $1.00 in the six months immediately preceding the announcement of the merger.

     o The merger represents an opportunity for the unaffiliated stockholders of MAC to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of MAC common stock.

     o The merger will provide consideration to MAC's unaffiliated stockholders entirely in cash and is not subject to any financing condition.

     o The unaffiliated stockholders of MAC are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash consideration offered in the merger.

See "Special Factors -- Fairness of the Merger - Factors Considered in Determining Fairness."

POTENTIAL CONFLICTS OF INTEREST. There are various actual or potential conflicts of interest in connection with the merger. Rosebud may be deemed to be in control of MAC because it currently owns nearly 80% of MAC's outstanding common stock. The equity interests in Rosebud are owned 99% by The Epic Trust, a trust established by Richard S. Greenberg, Ph.D, as grantor, and 1% by George Greenberg, Richard S. Greenberg's father. Richard S. Greenberg is the primary beneficiary of The Epic Trust. Richard S. Greenberg is the Chairman of the Board and Chief Executive Officer of MAC and the Chairman of the Board and Chief Executive Officer of MAC's Environmental Waste Management Associates, LLC subsidiary.

In addition to the interests noted above, potential conflicts of interest may arise from the fact that MAC will purchase from the family of one MAC director and executive officer, Lawrence Seidman, a total of 349,300 shares of MAC Common Stock, will purchase 300,000 shares of MAC Common Stock from In-Situ Oxidative Technologies, Inc., a corporation 50% of which is beneficially owned by Richard
S. Greenberg and 50% of which is beneficially owned by Michael Mandelbaum, and will purchase from seven other individuals who are officers or directors of MAC or its subsidiaries a total of 67,997 shares of MAC Common Stock. All such purchases will be at a price of $.98 per share. In addition, one executive officer of MAC, Frank Russomanno, one of the Selling Stockholders and an executive officer of MAC, will become a director of MAC upon consummation of the merger; he will join two of the existing members of the MAC Board, Richard S. Greenberg and George Greenberg, as the sole members of the Board of Directors of the surviving corporation.

The individuals principally involved in structuring the proposed transaction were Richard S. Greenberg, Lawrence Seidman and Frank Russomanno. Among these three individuals, Messrs. Greenberg and Seidman were primarily involved in establishing the strategy and structure of the proposed transaction and Messrs. Seidman and Russomanno have been charged with the primary responsibility for implementation of that strategy.

In-Situ Oxidative Technologies acquired its 300,000 shares of MAC Common Stock from Rosebud in 1999. At the time of this transaction, In-Situ Oxidative Technologies had a substantial indebtedness to MAC. Rosebud transferred the 300,000 shares to In-Situ Oxidative Technologies as a means to induce another party to make a cash investment in In-Situ Oxidative Technologies. That cash investment, in turn, was used by In-Situ Oxidative Technologies to pay down its indebtedness to MAC. As noted above, In-Situ Oxidative Technologies will receive a cash payment of $.98 per share, or $294,000 in the aggregate, upon sale of its 300,000 shares to MAC.

CONSEQUENCES OF THE MERGER (PAGE 10).

Completion of the merger will have the following consequences:

     o MAC and Parent will be combined into a single, privately held entity.

     o Only Filing Persons will have the opportunity to participate in the future earnings and growth, if any, of MAC. Similarly, only Filing Persons will face the risk of losses generated by MAC's operations or the decline in value of MAC after the merger.

     o The shares of MAC common stock will no longer be publicly traded. In addition, the combined entity will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3.

     o Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $1.00 in cash, without interest.

APPRAISAL RIGHTS (PAGE 22).

You have a statutory right to dissent from the merger and demand payment of the fair value of your MAC shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $1.00 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of dissent is set out in Section 262 of the Delaware General Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d), "Terms of the Transaction - Appraisal Rights," in this
Schedule 13E-3.

FOR MORE INFORMATION (PAGE 17).

More information regarding MAC is available from its public filings with the Securities and Exchange Commission. See Item 2, "Subject Company Information," and Item 3, "Identity and Background of Filing Persons," in this Schedule 13E-3.

If you have any questions about the merger, please contact Frank Russomanno at 973-560-1400, ext. 128.
                                      -6-

                                  INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Menlo Holding, Inc., a Delaware corporation ("Parent"), (ii) Rosebud Holding, LLC, a New Jersey limited liability company ("Rosebud"), (iii) The Epic Trust, the owner of a 99% equity interest in Rosebud, (iv) Richard S. Greenberg, Ph.D, the grantor of The Epic Trust and the principal beneficiary of The Epic Trust, (v) George Greenberg, Richard S. Greenberg's father and the owner of a 1% equity interest in Rosebud, and (vi) Menlo Acquisition
Corporation, a Delaware corporation ("MAC" or the "Company" and, collectively with Parent, Rosebud, The Epic Trust, Richard S. Greenberg and George Greenberg, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. Rosebud owns 100% of the Parent. Rosebud currently owns, and intends to transfer to Parent, common shares of MAC which are expected to represent 95.3% of MAC's common stock prior to the effective date (the "Effective Date") of a proposed short-form merger (the "Merger") of MAC and Parent (with MAC being the surviving entity), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). This Schedule 13E-3 is being filed in connection with the Merger. The Effective Date is expected to be [_______, 2002] or as soon thereafter as possible.

As of November 30, 2001, a total of 5,263,348 shares of MAC common stock, par value $0.0001 per share (the "Shares"), were outstanding. In addition, as of November 30, 2001, options to purchase an additional 132,554 shares of MAC common stock were outstanding. Prior to the date on which the Merger will occur, MAC intends to purchase a total of 717,297 Shares currently held by the individuals and entity identified below, and MAC anticipates that Lawrence Seidman will forfeit 149,700 Shares in connection with a pre-existing agreement between Rosebud and Mr. Seidman. Accordingly, it is anticipated that immediately prior to the Effective Date, there will be 4,396,351 Shares outstanding, of which Parent will own 4,191,000 (95.3%).

The 717,297 Shares will be purchased from the following persons (the "Selling Stockholders"):

o 349,300 Shares from Lawrence Seidman (a director and executive officer of MAC) and members of his immediate family.
o 300,000 Shares from In-Situ Oxidative Technologies, Inc., a corporation which is 50% owned by Richard S. Greenberg (a director and executive officer of MAC).
o 30,500 Shares from George Greenberg (a director and officer of MAC, the owner of a 1% equity interest in Rosebud and the father of Richard
         S. Greenberg).
o 21,497 Shares from Kevin Orabone (an executive officer of a subsidiary of MAC).
o        5,000 Shares from Richard S. Greenberg.

o 11,000 Shares from two other directors of MAC (Dennis Pollack and Daniel Lehrhoff), an executive officer of MAC (Frank Russomanno) and an executive officer of a subsidiary of MAC (Michael H. Leftin, Ph.D).

Upon the consummation of the Merger, each outstanding Share will be canceled and each outstanding Share not held by Parent or stockholders of MAC who properly exercise statutory appraisal rights under the DGCL, will be automatically converted into the right to receive $1.00 per Share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such Share to Continental Stock Transfer & Trust Company (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of MAC on or about the Effective Date of the Merger and should be read carefully.

The Board of Directors of MAC has approved the purchase of 717,297 Shares from the Selling Stockholders at a price of $.98 per Share. The Board took such action understanding that such purchase would facilitate the consummation of the Merger. Under the DGCL, assuming such purchase and the forfeiture of 149,700 Shares held by Mr. Seidman, no further action is required by the Board of Directors or the stockholders of MAC for the Merger to become effective. MAC will be the surviving corporation in the Merger. Upon consummation of the Merger, as is presently the case, the surviving corporation will be wholly-owned by Rosebud and Rosebud will be owned 99% by The Epic Trust, a trust established by Richard S. Greenberg, Ph.D, as grantor, and 1% by George Greenberg, Richard
S. Greenberg's father. Richard S. Greenberg is the primary beneficiary of The Epic Trust.

As of November 30, 2001, options to purchase a total of 132,554 Shares (the "Options") were outstanding under the Company's 1999 Stock Option Plan. The exercise prices of the outstanding Options are greater than or equal to $1.00 per share. Although unlikely, it is possible that some of the Options will be exercised before the Effective Date.

If, on [_______, 2002], the aggregate ownership by Parent of the outstanding Shares should be less than 90% for any reason, MAC intends to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for the aggregate ownership of MAC common stock by Parent to equal or exceed 90%. These purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the Merger Price.

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.


                                 SPECIAL FACTORS

                   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
                                  OF THE MERGER

PURPOSES

Parent will own approximately 95.3% of the outstanding Shares upon purchase by MAC of 717,297 Shares from the Selling Stockholders, upon the anticipated forfeiture of 149,700 Shares presently owned by Lawrence Seidman and upon the conveyance of 4,191,000 Shares from Rosebud to Parent. The purpose of the Merger from MAC's perspective, and from Richard S. Greenberg's perspective as a director of MAC, is to provide a source of liquidity to the public stockholders of MAC (the "Public Stockholders") - i.e., the stockholders of MAC other than Parent and the Selling Stockholders. The Merger represents an opportunity for the Public Stockholders to obtain a return on their investment which, in the absence of such a transaction, might not be realized at any time in the foreseeable future. For Rosebud, the Parent, The Epic Trust, George Greenberg and Richard S. Greenberg in his capacity as the primary beneficiary of The Epic Trust, the purpose of the Merger is to enable Rosebud to acquire all of the outstanding equity interests in MAC, thereby eliminating the expenses and potential liabilities associated with operating a public company.

ALTERNATIVES

The Filing Persons believe that effecting the transaction by way of a short-form merger between MAC and Parent under Section 253 of the DGCL is the most cost-effective way to provide value and liquidity to the Public Stockholders and for Rosebud to acquire the outstanding public minority equity interest in MAC. The Filing Persons did not consider a long-form merger to be an advantageous alternative because the approvals of the Public Stockholders would be required under applicable law and would unnecessarily cause MAC to incur additional costs and expenses associated with such a process. Similarly, the Filing Persons did not consider a tender offer to be a viable alternative as it would entail additional costs, and a subsequent short-form merger could still be required.

REASONS

In determining whether to acquire the outstanding public minority equity interest in MAC and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking MAC private:

     o the reduction in the amount of public information available to competitors about MAC's businesses that would result from the termination of MAC's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

     o the elimination of additional burdens on management associated with public reporting and other tasks resulting from MAC's public company status;

     o the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, MAC would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in savings of approximately $75,000 per year, including audit and legal fees and personnel costs;

     o the greater flexibility that MAC's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in MAC's quarterly earnings; and

     o recent public capital market trends affecting small-cap companies, including a perceived lack of interest by institutional investors in companies with a limited public float.

The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in MAC, including leaving MAC as a majority-owned, public subsidiary.

In the view of the Filing Persons, the principal advantage of leaving MAC as a majority-owned, public subsidiary would be the ability of the Filing Persons to cause MAC to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in MAC. The disadvantages of leaving MAC as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving MAC as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons also considered the low volume of trading in the Shares and considered that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered trends in the price of the Shares over the past twelve months.

The Filing Persons have determined to effect the Merger at this time because they wish to realize the benefits of taking MAC private, as discussed above, as promptly as practicable. MAC's stock price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger.

This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows MAC and Parent to combine without any action by the Public Stockholders.

EFFECTS

General. Upon completion of the Merger, Rosebud will have complete control over the conduct of the Company's business and will have a 100% interest in the net assets, the net book value and the net earnings of the Company. In addition, Rosebud will receive the benefit of the right to participate in any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. Rosebud's beneficial ownership of the Company immediately prior to the Merger in the aggregate is expected to amount to approximately 95.3%. Upon completion of the Merger, Rosebud's interest (after giving effect to the proposed purchases by MAC from the Selling Stockholders and the anticipated forfeiture of Shares by Mr. Seidman) in the Company's net worth and net income will increase from approximately 95.3% to 100% of those amounts. MAC's net worth was $7.6 million at September 30, 2001 and its net income was $1.3 million for the nine months ended September 30, 2001.

Stockholders Other Than Rosebud and Parent. Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and the Public Stockholders and the Selling Stockholders will not be stockholders of, MAC and therefore will not participate in the Company's future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Company. In addition, the Public Stockholders and the Selling Stockholders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. See Item 6(c), "Purposes of the Transaction and Plans or Proposals - Plans." All of the Public Stockholders' and Selling Stockholders' other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive appraisal rights upon certain mergers or consolidations of the Company (unless such appraisal rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

Upon completion of the Merger, the Public Stockholders and Selling Stockholders also will not bear the risks of potential decreases in the value of their holdings in MAC based on any downturns in the Company's future performance. Instead, the Public Stockholders will have liquidity, in the form of the Merger

Price, in place of an ongoing equity interest in the Company, in the form of the Shares. Similarly, the Selling Stockholders will have received liquidity in place of their ongoing equity interest. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of MAC (other than statutory appraisal rights in the case of Public Stockholders who perfect such rights under Delaware law) and the Selling Stockholders will no longer own any direct equity interests in the Company.

While the Selling Stockholders will not own a direct equity interest in the surviving corporation, certain of the Selling Stockholders will have interests in the surviving corporation. Richard S. Greenberg, although no longer a direct stockholder, will continue to beneficially own a controlling interest, inasmuch as he is the primary beneficiary of The Epic Trust, which owns 99% of Rosebud. Richard S. Greenberg, George Greenberg and Frank Russomanno, each of whom are Selling Stockholders, will each be directors and executive officers of the surviving corporation. Lawrence Seidman will continue to be an associate counsel (but not director or executive officer) of MAC and Kevin Orabone and Michael Leftin will each continue to function as an executive officer of a subsidiary of MAC.

The Shares. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, MAC will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.

Treatment of Options. MAC has outstanding Options to purchase 132,554 Shares. About thirty days prior to the Effective Date, all of the Options will become fully vested and exercisable. On the Effective Date, each outstanding Option that has not been exercised will be canceled. If an Option is exercised prior to the Merger, each share received upon such exercise will, in effect, become the right to receive the Merger Price. The exercise prices of the Options range from $1.00 to $1.75. Because the exercise price of the Options in each case equals or exceeds the Merger Price, the Options have no apparent value and it is unlikely that they will be exercised. The exercise prices of the Options were not considered in determining the Merger Price.

Directors. It is intended that the Board of Directors of the surviving corporation will consist solely of George Greenberg (a director and officer of MAC), Richard S. Greenberg (an executive officer and director of MAC) and Frank Russomanno (an executive officer of MAC). The other directors of MAC will cease to serve as directors upon consummation of the merger.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.

The following is a general summary of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the

"Code"), applicable Treasury Regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Schedule 13E-3. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding Shares as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for United States federal income tax purposes, and persons that have a "functional currency" other than the United States dollar). In addition, this summary does not address any aspect of foreign, state, local or other tax laws, or any United States tax laws (such as estate or gift tax) other than United States federal income tax laws.

The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder's statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the stockholder has held the Shares for more than one year.

The cash payments made to a stockholder pursuant to the Merger will be subject to backup U.S. federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

POSITION OF THE FILING PERSONS AS TO THE FAIRNESS OF THE MERGER

Because each of the Parent, Rosebud, The Epic Trust and Richard Greenberg may be deemed to be the beneficial owner of a majority of the Shares, such Filing Persons, as well as George Greenberg, may be deemed "affiliates" of the Company within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of the Company or the purchaser of 717,297 Shares, to express their belief as to the substantive and procedural fairness of the Merger to the Public Stockholders.

Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders. With respect to substantive fairness, this belief is based on the following factors:

     o The Merger represents an opportunity for the Public Stockholders to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of MAC common stock. In recent periods prior to the announcement of the proposed merger, the trading in MAC's common stock has been extremely light. A stockholder desiring to liquidate his, her or its entire position under the Company's recent trading volumes prior to such announcement would have found that demand for such shares was nearly non-existent and that persistent attempts to sell such shares could have led to a reduction in the price to be paid for such shares.

     o The Merger will provide consideration to the Company's Public Stockholders entirely in cash and is not subject to any financing condition. The Filing Persons did not believe that it would be substantively fair to pay a portion of the price on a deferred basis, given the combined entity's ability to pay the entire purchase price from available funds.

     o The market price of MAC common stock over the past twelve months has ranged from $.62 to $1.19 on extremely low volume; the price of $1.00 compares favorably with this range, especially given that the last time that a reported trade of more than 500 shares exceeded $1.00 per share was on April 30, 2001. The Filing Persons did not believe that it would be realistic to expect that the market would sustain a price in excess of $1.00 if more than a small number of Public Stockholders sought to sell their shares of MAC common stock.

     o As described below under "Going Concern Value", the Company's recent attempts to seek liquidity through a sale of the business have been unsuccessful. The Filing Persons do not believe that Public Stockholders can rely on a sale of the business occurring in the foreseeable future.

With respect to procedural fairness, the Filing Persons' belief is based on the following factors:

     o The Filing Persons believe that the Company's Board considered the relevant factors in making its determination to authorize the stock purchases from the Selling Stockholders. The Filing Persons understand that the Board members considered:

       o the attempts made by management to secure a purchaser for the Company's business or assets;
       o   the lack of interest expressed by potential purchasers;
       o   the trading history of the Company's common stock;
       o   the alternatives available to the Company; and
       o the impediments to securing a return to Selling Stockholders and Public Stockholders in excess of $1.00 per share.

    o The Filing Persons recognize that state law provides Public Stockholders with an opportunity to secure "fair value" if they are able to convince a court that they are not receiving fair value pursuant to the merger. The Public Stockholders of MAC are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash consideration offered in the Merger.

In order to evaluate and reach conclusions in connection with the above factors, the Filing Persons conducted various analyses which are described as follows:

    o Liquidation Analysis. The Filing Persons believe that the Company has more value as a going concern than if the Company were to liquidate its assets and distribute the net assets (after payment of all creditors) to its stockholders. While MAC's book value per share as of September 30, 2001 ($1.44) exceeds $1.00, the Filing Persons do not believe that a liquidation of MAC would produce $1.00 per Share for shareholders of MAC. The Filing Persons base this belief principally on the composition of the Company's assets. A substantial portion of the Company's assets consist of accounts receivable. In a liquidation, the Filing Persons believe that the Company would have significant difficulties collecting its receivables in any sort of an orderly function. This belief is predicated on the Filing Persons' view that in a liquidation of a company of the Company's size, many debtors would perceive that they could delay making payments on their account balances and, when and if payment became necessary, negotiate for a settlement of these balances at a significant discount. To counter such a perception, the Filing Persons believe that it could be necessary for the Company to incur substantial collection costs and recognize that collection efforts may not prove to be successful in many instances.

    o Fair Value Analysis. The Filing Persons believe that one measure of the fair value of the Company's assets may be recent trading activity in the Company's Common Stock. This analysis included a review both of current market prices and historical market prices. The most recent date on which a trade was reported, prior to the date on which the Merger was first announced, was on October 9, 2001; the share price in that trade was $.62. During 2001 but prior to the date on which the Merger was first announced, there was only one reported trade (of 500 Shares on April 30, 2001) at a price in excess of $1.00; further, the share price has generally trended lower over the past six months (prior to the date on which the Merger was first announced). Based on data supplied by Bloomberg, from April 1, 2001 through September 30, 2001, a total of 5,000 Shares were sold in reported transactions in the over-the-counter market at a weighted average price of $.74 per Share. The Filing Persons believe that $1.00 represents a fair price when compared with recent trading prices.

          However, because of the lack of trading volume, the Filing Persons recognize that there are inherent limitations on the extent to which the market can serve as a proxy for fair value. Ultimately, a determination of fair value depends on an analysis of what a reasonable purchaser would pay for the Company's shares. Efforts to find potential purchasers were unsuccessful. Accordingly, the Filing Persons could not rely on actual bids from other parties. The Filing Persons believe that investors are not likely to move their investments to companies, like the Company, which have shown little market price improvement in recent periods and in which the shares held by non-affiliates (the public float) is not significant. In the absence of substantial trading volume, actual bids or indications of interest, the Filing Persons concluded that a reasonable purchaser would not be likely to pay more than $1.00 per share, especially when that price correlates with the highpoint of the trading prices during the period from April 1, 2001 through the announcement of the proposed merger.

     o Liquidity Analysis. Trading in the Company's Common Stock is sporadic. Based on data supplied by Bloomberg, from April 1, 2001 through September 30, 2001, the average daily trading volume of the Company's shares was less than 40 Shares per day and there were only seven days on which shares of the Company's Common Stock were actually traded. The Filing Persons believe that the liquidity that will result from the Merger would be beneficial to the Public Stockholders because the Filing Persons' significant ownership of Shares results in a relatively small public float that necessarily limits the amount of trading in the Shares.

     o Going Concern Value. The management of MAC has, within the past two years, sought to find potential buyers for MAC. No offers were made for the purchase of MAC. Moreover, the management of MAC and their advisors were unable to identify any potential purchasers that would represent a likely or attractive candidate to acquire MAC. Accordingly, the Filing Persons do not believe that it is likely that MAC will be the subject of acquisition proposals in the foreseeable future. The Filing Persons recognize that no question has been expressed by the Company's auditors or others regarding the Company's ability to continue as a going concern. Indeed, the Filing Persons recognize that the Company may have a going concern value that is in excess of $1.00 per share. However, in the absence of any purchaser willing to acquire the Company or its assets and in the absence of any intention to pay cash dividends, the Filing Persons do not anticipate that transactions will be forthcoming in which such going concern value would be realizable by the Public Stockholders. In this context, the Filing Persons believe that the price of $1.00 per share is a fair price.

The Filing Persons have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.
In addition to the foregoing factors and analyses that support the Filing Persons' belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Person have considered the following four factors:

     o following the consummation of the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of the Company, or benefit from an increase, if any, in the value of their holdings in the Company;

     o the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Public Stockholders and the fact that certain officers and directors of the Company may have actual or potential conflicts of interest in connection with the Merger as disclosed herein;

     o because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by the Company's stockholders (other than the Parent), the Public Stockholders will not have the opportunity to vote on the Merger; and

     o the Company's board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders in connection with the Merger (although outside directors were the only directors who voted on the proposed purchases of Shares from the Selling Stockholders) and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief. Specifically, in forming their belief as to the fairness of the Merger to the Public Stockholders, the Filing Persons did not consider the purchase prices paid by them for past purchases of Shares. The Filing Persons did not consider the purchase prices paid by the Filing Persons for past purchases of Shares to be material to their conclusion regarding the fairness of the Merger because the Filing Persons have not acquired any Shares within the past year.

Approval of the Public Stockholders is not required in order to effect the Merger. Similarly, approval of the Merger by the Board of Directors of MAC is not required in order to effect the Merger. Members of that Board who are independent of the Filing Persons (the "Independent Directors") - Daniel Lehrhoff and Dennis Pollack -- did approve the purchase of Shares from the Selling Stockholders, which purchase is intended to occur prior to the time that the Merger is effected. The Independent Directors did not retain an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the Merger. Messrs. Lehrhoff and Pollack will each receive $980 in connection with such purchases, as they each beneficially own 1,000 shares. The Filing Persons do not believe that the receipt of consideration of $980 impairs the independence of Messrs. Lehrhoff and Pollack.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

                              TRANSACTION STATEMENT


ITEM 1.  SUMMARY TERM SHEET

See the section above captioned "Summary Term Sheet."

ITEM 2.       SUBJECT COMPANY INFORMATION

(a) NAME AND ADDRESS. The name of the Company is Menlo Acquisition Corporation. The principal executive offices of the Company are located at 100 Misty Lane, Parsippany, NJ 07054, and its telephone number at that address is 973-560-1400.

MAC is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b) SECURITIES. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.0001 per share, of the Company. As of November 30, 2001, there were 5,263,348 Shares outstanding, and Options to purchase an additional 132,554 Shares were outstanding.

(c) TRADING MARKET AND PRICE. The shares of Common Stock of the Company trade on the OTC "Bulletin Board" under the symbol "MENL". The range of high and low reported closing sales prices for the Common Stock as reported by Nasdaq during the current calendar year and during the years ended December 31, 2001 and 2000 were as follows:


                                       High              Low
                                       ----              ---
Year 2002
---------
Quarter:
     Ending March 31, 2002
     (Through January 8, 2002)        $ .99             $ .99

                                      High              Low
                                      ----              ---
Year 2001
---------
Quarter:
         Ended March 31, 2001....     $.875             $.875
         Ended June 30, 2001.....     $1.04             $.875
         Ended Sept. 30, 2001....      $.78             $ .62
         Ended Dec. 31, 2001.....      $.96             $ .62



Year 2000
---------
Quarter Ended:
         March 31, 2000..........     $3.25             $0.375
         June 30, 2000...........     $2.50             $1.50
         September 30, 2000......     $1.625            $0.80
         December 31, 2000.......     $1.1875           $0.8125



The prices set forth above reflect inter dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d) DIVIDENDS. Since the Company was reorganized on March 10, 1999, the Company has not declared or paid any dividends in respect of the Shares.

(e) PRIOR PUBLIC OFFERINGS. Neither any of the Filing Persons nor the Company has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

(f) PRIOR STOCK PURCHASES. None of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two years, except as described under Item 5(e).

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

MENLO HOLDING, INC.

          (a) NAME AND ADDRESS. The principal business address of Menlo Holding, Inc., which also serves as its principal office, is 100 Misty Lane
          Parsippany, NJ 07054, and its telephone number at that address is 973-560-1400. Menlo Holding, Inc. is wholly owned by Rosebud Holding, LLC, which plans to transfer 4,191,000 Shares to Menlo Holding, Inc. prior to [_______, 2002]. Such 4,191,000 Shares currently represent 79.6% of the outstanding Shares of MAC.

          (b) BUSINESS AND BACKGROUND OF ENTITY. Menlo Holding, Inc., a newly organized corporation wholly owned by Rosebud Holding LLC, was formed for the sole purpose of merging with the Company. Menlo Holding, Inc. is organized under the laws of the State of Delaware. During the last five years, Menlo Holding, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Menlo Holding, Inc. was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Menlo Holding, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Menlo Holding, Inc., principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Menlo Holding, Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Menlo Holding, Inc., none of the persons listed in
          Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Menlo Holding, Inc., none of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ROSEBUD HOLDING, LLC

          (a) NAME AND ADDRESS. The principal business address of Rosebud Holding, LLC, which also serves as its principal office, is 100 Misty Lane Parsippany, NJ 07054, and its telephone number at that address is 973-560-1400. Rosebud Holding, LLC owns 100% of the capital stock of Menlo Holding, Inc. and 4,191,000 Shares which it plans to transfer to Menlo Holding, Inc. prior to [_______, 2002]. Such 4,191,000 Shares currently represent 79.6% of the outstanding Shares of the Company.

          (b) BUSINESS AND BACKGROUND OF ENTITY. Rosebud Holding, LLC is a New Jersey limited liability company. The background to the acquisition by Rosebud Holding, LLC of such 4,191,000 Shares is described below.

          MAC formerly did business as Focus Surgery Inc.("Focus"). On February 9, 1996, Focus filed a petition for relief under Chapter 11 of the Bankruptcy Code. In August 1996, while in bankruptcy, Focus sold substantially all of its assets to an unrelated company and changed its name to Menlo Acquisition Corporation. MAC has two principal subsidiaries, Environmental Waste Management Associates, LLC, a New
          Jersey limited liability company ("EWMA, LLC"), and Integrated Analytical Laboratories, LLC, a New Jersey limited liability company ("IAL, LLC" and, collectively with EWMA, LLC, the "Acquired
          Entities"). The Acquired Entities were related by common ownership prior to the reverse acquisition described below.

          On March 10, 1999, MAC and the Acquired Entities consummated certain transactions pursuant to the Second Amended Plan of Reorganization filed with the Bankruptcy Court on August 12, 1998 and approved on August 26, 1998. MAC converted all of its outstanding shares of existing common stock to 263,348 shares of new common stock with a par value of $.0001 per share. Additionally, MAC issued 5,000,000 shares of new common stock in exchange for 99% of the equity interest in the Acquired Entities (the "Acquisition"). During the year ended December 31, 2000, MAC purchased the remaining 1% interest in the Acquired Entities from an affiliated party for the nominal amount of $1.

          As a result of the Acquisition and the subsequent 1% purchase, the Acquired Entities became wholly owned subsidiaries of MAC. Former owners and members of the Acquired Entities became the owners of approximately 95% of the 5,263,348 shares of common stock of MAC outstanding upon the consummation of the Acquisition. Of these shares, a total of 4,491,000 shares were issued to Rosebud Holdings, LLC, which, prior to the Acquisition, owned substantially all of the equity interests in the Acquired Entities. Stockholders of MAC prior to the Acquisition comprised the ownership of the remaining 5% of outstanding shares at the date of the Acquisition.

          During the last five years, Rosebud Holding, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Rosebud Holding, LLC was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Rosebud Holding, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Rosebud Holding, LLC, principal occupation, five-year employment history and citizenship of the manager of Rosebud Holding, LLC, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of the persons listed in
          Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

THE EPIC TRUST

          (a) NAME AND ADDRESS. The principal business address of The Epic Trust, which also serves as its principal office, is c/o its trustee, the Alaska Trust Company, Resolution Plaza, 1029 W. Third Avenue, Suite 601, Anchorage, Alaska 99501-1981 (attention: Brian J. Cintula), and the trustee's telephone number is 907-278-6775. The equity interests in Rosebud Holding, LLC are owned 99% by The Epic Trust, a trust established by Richard S. Greenberg, Ph.D, as grantor, and 1% by George Greenberg, Richard S. Greenberg's father. Richard S. Greenberg is the primary beneficiary of The Epic Trust. The Epic Trust may be deemed to be the beneficial owner of the 4,191,000 Shares which Rosebud Holding, LLC currently owns and intends to transfer to Menlo Holding, Inc. prior to [_______, 2002]. Such 4,191,000 Shares currently represent 79.6% of the outstanding Shares of the Company.

          (b) BUSINESS AND BACKGROUND OF ENTITY. Previously, Rosebud Holding, LLC was owned 99% by the Greenberg Family Trust, of which Elaine Greenberg is the sole trustee, and 1% by George Greenberg. Richard S. Greenberg, Ph.D, the son of Elaine and George Greenberg, is the primary beneficiary of the Greenberg Family Trust. During 2001, The Epic Trust replaced the Greenberg Family Trust as the owner of such equity interest in Rosebud Holding, LLC. Richard S. Greenberg was the grantor of The Epic Trust, which was established on July 24, 2001. During the last five years, neither The Epic Trust, nor, to the knowledge of The Epic Trust, the Greenberg Family Trust, was convicted in any criminal proceeding (excluding misdemeanors similar to traffic violations) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such trusts were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

RICHARD S. GREENBERG and GEORGE GREENBERG - See Schedule I to this Schedule 13E-3 for information regarding Richard S. Greenberg, Ph.D and George Greenberg, each of whom is a citizen of the United States of America.

MENLO ACQUISITION CORPORATION

          (a) NAME AND ADDRESS. The principal business address of Menlo Acquisition Corporation, which also serves as its principal office, is 100 Misty Lane Parsippany, NJ 07054, and its telephone number at that address is 973-560-1400. MAC may be deemed to be a Filing Person by virtue of its plans to acquire 717,297 Shares in connection with, but prior to the consummation of, the Merger.

          (b) BUSINESS AND BACKGROUND OF ENTITY. MAC is a Delaware corporation. For information regarding its business background, see "Rosebud Holding, LLC - BUSINESS AND BACKGROUND OF ENTITY." During the last five years Menlo Acquisition Corporation (and, to the knowledge of the Filing Persons other than MAC, MAC's predecessors) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Menlo Acquisition Corporation (and, to the knowledge of the Filing Persons other than MAC, MAC's predecessors) was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Menlo Acquisition Corporation was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The name, business address, position with Menlo Acquisition Corporation, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Menlo Acquisition Corporation, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Menlo Acquisition Corporation, none of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Menlo Acquisition Corporation, none of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4.  TERMS OF THE TRANSACTION

(a) MATERIAL TERMS. Prior to the Effective Date, (a) Rosebud Holding, LLC plans to contribute 4,191,000 Shares to Parent, (b) MAC plans to acquire 717,297 Shares from the Selling Stockholders and (c) Lawrence B. Seidman is expected to forfeit 149,700 Shares. On the Effective Date, MAC will merge with Parent pursuant to Section 253 of the DGCL, with MAC to be the surviving corporation. To so merge, the Board of Directors and the stockholder of Parent will approve the Merger and Parent will file a Certificate of Ownership and Merger with the Secretary of State of Delaware. On the Effective Date:

              o each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Parent and Shares held by Public Stockholders, if any, who properly exercise their dissenters' statutory appraisal rights under the DGCL) will be canceled and extinguished and be converted into and become a right to receive the Merger Price;

              o   each Share owned by Parent will be canceled and extinguished;
                  and

              o MAC shall be wholly-owned by Rosebud Holding, LLC and shall be the surviving corporation in the Merger.

Under the DGCL, because Parent will hold at least 90% of the outstanding Shares, Parent will have the power to effect the Merger without a vote of the Public Stockholders. Parent intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of the Company's Board of Directors or Public Stockholders. The Merger Price payable to Public Stockholders is $1.00 in cash per Share. The reasons for the Merger are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Reasons". Certain federal income tax consequences of the Merger are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects - Certain Federal Income Tax Consequences of the Merger."

Upon completion of the Merger, in order to receive the cash Merger Price of $1.00 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Reorganization Department of the Paying Agent at 17 Battery Place, 8th Floor, New York, New York 10004, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record promptly after the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

The Merger will be accounted for as the acquisition of a minority interest by Rosebud Holding, LLC, using the purchase method of accounting.

For federal income tax purposes, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders' Shares. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects - Certain Federal Income Tax Consequences of the Merger."

(b) PURCHASES. Prior to the Effective Date, MAC plans to purchase 717,297 Shares from the Selling Stockholders at a purchase price of $.98 per Share.

(c) DIFFERENT TERMS. Stockholders of MAC will be treated as described in Item 4(a), "Terms of the Transaction - Material Terms."

(d) APPRAISAL RIGHTS. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the
Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Schedule 13E-3 as Exhibit F.

Notice of the  Effective  Date and the  availability  of appraisal  rights under
Section 262 (the "Merger Notice") will be mailed to record holders of the Shares by MAC, as the surviving corporation in the Merger, within 10 calendar days of the Effective Date and should be reviewed. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from MAC an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs MAC of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Frank Russomanno, Chief Financial Officer of MAC, at MAC's offices at 100 Misty Lane, Parsippany, New Jersey 07054.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder, such as a broker holding Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the Effective Date, MAC, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. MAC is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section
262. If a stockholder files a petition, a copy of such petition must be served on MAC.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from MAC a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by MAC or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon MAC, MAC will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective
Date).

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to MAC a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of MAC. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects - Certain Federal Income Tax Consequences of the Merger."

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Delaware Appraisal Statute, the full text of which is attached hereto as Exhibit F. STOCKHOLDERS ARE URGED TO READ EXHIBIT F IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None of the Filing Persons intends to grant Public Stockholders special access to the Company's records in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services for the Public Stockholders.

(f) ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) TRANSACTIONS. Except as described in the next paragraph, there have been no transactions that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred or (2) with respect to the current year, the portion of the current fiscal year.

In December 1999, Rosebud transferred a total of 300,000 Shares to In-Situ Oxidative Technologies, Inc., a corporation which is 50% owned by Richard S. Greenberg, Ph.D. Such 300,000 Shares are part of the 717,297 Shares which MAC intends to acquire prior to [_______, 2002].

(2) There have been no transactions that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) any executive officer, director or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

(b) SIGNIFICANT CORPORATE EVENTS. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on
Schedule I hereto and (ii) the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors or sale or other transfer of a material amount of assets of the Company.

(c) NEGOTIATIONS OR CONTACTS. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

(d) CONFLICTS OF INTEREST. There are various actual or potential conflicts of interest in connection with the merger. Rosebud may be deemed to be in control of MAC because it currently owns nearly 80% of MAC's outstanding common stock. The equity interests in Rosebud are owned 99% by The Epic Trust, a trust established by Richard S. Greenberg, PhD, as grantor, and 1% by George Greenberg, Richard S. Greenberg's father. Richard S. Greenberg is the primary beneficiary of The Epic Trust. Richard S. Greenberg is the Chairman of the Board and Chief Executive Officer of MAC and the Chairman of the Board and Chief

Executive Officer of MAC's Environmental Waste Management Associates, LLC subsidiary.

In addition to the interests noted above, potential conflicts of interest may arise from the fact that MAC will purchase from the family of one MAC director and executive officer, Lawrence Seidman, a total of 349,300 shares of MAC Common Stock, will purchase 300,000 shares of MAC Common Stock from In-Situ Oxidative Technologies, Inc., a corporation 50% of which is beneficially owned by Richard
S. Greenberg and 50% of which is beneficially owned by Michael Mandelbaum, and will purchase from seven other individuals who are officers or directors of MAC or its subsidiaries a total of 67,997 shares of MAC Common Stock. All such purchases will be at a price of $.98 per share. In addition, one executive officer of MAC, Frank Russomanno, one of the Selling Stockholders and an executive officer of MAC, will become a director of MAC upon consummation of the merger; he will join two of the existing members of the MAC Board, Richard S. Greenberg and George Greenberg, as the sole members of the Board of Directors of the surviving corporation.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The following are all the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

MAC plans to purchase a total of 717,297 Shares from the Selling Stockholders at a price of $.98 per Share. Such purchases are expected to occur prior to [_______, 2002].

Lawrence Seidman, pursuant to a written agreement with Rosebud, dated June 11, 1998, received, on or about March 10, 1999, 249,500 Shares subject to forfeiture if Mr. Seidman terminates his employment with MAC on or before March 10, 2004. On each subsequent annual anniversary date, 20% of these 249,500 shares are released from the terms and conditions of the written agreement in which they are subject to forfeiture. In connection with the Merger, Mr. Seidman has agreed that 149,700 Shares will be forfeited.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) PURPOSE. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger -Purposes."

(b) USE OF SECURITIES ACQUIRED. The Shares acquired in the Merger from the Public Stockholders will be canceled.

(c) PLANS. It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. Rosebud Holding, LLC intends to continue to evaluate the business and operations of the surviving corporation with a view to maximizing the surviving corporation's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. Rosebud Holdings, LLC intends to cause the Company to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see Item 4, "Terms of the Transaction" and "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects."

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of the Company's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of the Company's current management, except that Rosebud Holding, LLC intends to appoint a Board of Directors of the Company consisting of George Greenberg, Richard S. Greenberg and Frank Russomanno.

Except as otherwise described in this Schedule 13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

     o any extraordinary corporate transaction involving the surviving corporation after the completion of the Merger;

     o any sale or transfer of a material amount of assets currently held by the Company after the completion of the Merger;

     o any change in the Board of Directors or management of the surviving corporation;

     o any material change in the surviving corporation's dividend rate or policy, or indebtedness or capitalization; or

     o any other material change in the surviving corporation's corporate structure or business.


ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

         See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger."


ITEM 8.       FAIRNESS OF THE TRANSACTION

         See "Special Factors - Fairness of the Merger."

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         See "Special Factors - Reports, Opinions, Appraisals and Negotiations."

ITEM 10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) SOURCE OF FUNDS. The total amount of funds required to pay the Merger Price to all Public Stockholders, to pay for Shares purchased from the Selling Stockholders and to pay related fees and expenses, is estimated to be approximately $935,000. The funds will be generated from the existing resources of the combined entity.

(b) CONDITIONS.  There are no conditions to the Merger.

(c) EXPENSES. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:


                   Legal..........................................$17,500


                   Filing.........................................    182

                   Paying Agent (including mailing)............... 10,000

Such fees, to the extent not paid by the Effective Date, will be paid from the resources of the combined company. Such fees, to the extent paid by the Effective Date, will be paid by the Company.

(d)    BORROWED FUNDS.  Not applicable.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)  SECURITIES  OWNERSHIP.  On the  Effective  Date,  immediately  prior to the
Merger, Parent is expected to be the owner of 4,191,000 Shares, representing 95.3% of the outstanding Shares. Because Rosebud owns 100% of the equity interest in Parent, because The Epic Trust owns 99% of Rosebud and because Richard S. Greenberg is the grantor and primary beneficiary of The Epic Trust, each of Rosebud, The Epic Trust and Richard Greenberg may also be deemed to be the beneficial owners of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

(b) SECURITIES TRANSACTIONS. Rosebud will contribute 4,191,000 Shares to Parent prior to the Effective Date. Also, prior to the Effective Date, (a) MAC intends to acquire 717,297 Shares from the Selling Stockholders at a price of $.98 per Share and (b) Lawrence B. Seidman intends to forfeit 149,700 Shares in connection with a pre-existing agreement. Other than the purchases described in
Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors, executive officers, affiliates or subsidiaries of any of the Filing Persons.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION

Not applicable.

ITEM 13.   FINANCIAL STATEMENTS

(a) FINANCIAL INFORMATION. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2000 and 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13(a) to the Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000 (the "Form 10-KSB"). The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended September 30, 2001 and 2000 and as of September 30, 2001 are incorporated herein by reference to Item 1 of the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001 (the "Form 10-QSB"). The Form 10-KSB and the Form 10-QSB are referred to as the "Company Reports".

The Company Reports are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

The Company's ratio of earnings to fixed charges was 11:1 and 8:1 for the years ended December 31, 2000 and 1999, respectively, and was 13:1 and 10:1 for the nine months ended September 30, 2001 and 2000, respectively. The Company's book value per share as of September 30, 2001 was $1.44 per Share.

(b)    PRO FORMA INFORMATION.  Not applicable.

(c) SUMMARY INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements  of the  Company  contained  in the  Form  10-KSB  and the  unaudited financial statements of the Company contained in the Form 10-QSB. The information as of September 30, 2001 is derived from the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001. More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2000, 1999 and 1998, has been derived from the Company's audited Consolidated Financial Statements. The selected financial information as of and for the nine months ended September 30, 2001 and 2000 has not been audited. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results for the entire year.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


                          MENLO ACQUISITION CORPORATION

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                         IN THOUSANDS EXCEPT SHARE DATA

OPERATING DATA:                NINE MONTHS ENDED         YEAR ENDED DECEMBER 31,
                            09/30/2001  09/30/2000     2000      1999      1998

GROSS REVENUE                $13,392    $11,276    $15,177    $13,595   $12,848
DIRECT COSTS AND OTHER
 COSTS OF OPERATIONS          $5,343     $4,245     $5,746     $5,243    $5,856

                             ---------------------------------------------------
NET REVENUE                   $8,049     $7,031     $9,431     $8,352    $6,992

EXPENSES
LABOR AND RELATED EXPENSES    $1,605     $1,665     $2,190     $1,855    $1,869
 SELLING, GENERAL AND
 ADMINISTRATIVE               $4,204     $4,128     $5,661     $5,166    $4,860
                             ---------------------------------------------------
             TOTAL            $5,809     $5,793     $7,851     $7,021    $6,729
                             ---------------------------------------------------

INCOME FROM OPERATIONS        $2,240     $1,238     $1,580     $1,331      $263

OTHER INCOME(EXPENSE)           $305       $162       $229        $95     ($334)
                             ---------------------------------------------------

INCOME (LOSS) BEFORE PROVISION
 (CREDIT) FOR INCOME TAXES    $2,545     $1,400     $1,809     $1,426      ($71)

PROVISION (CREDIT) FOR INCOME
 TAXES                        $1,197       $560       $703       $564      ($12)
                             ---------------------------------------------------

NET INCOME (LOSS)             $1,348       $840     $1,106       $862      ($59)
                             ===================================================

BASIC EARNINGS (LOSS) PER
 SHARE                         $0.26      $0.16      $0.21      $0.16    $(0.01)
                             ===================================================

BASIC WEIGHTED AVERAGE
 COMMON SHARES OUTSTANDING 5,263,348  5,263,348  5,263,348  5,263,348 5,263,348
                           =====================================================


BALANCE SHEET DATA AS OF: 09/30/2001 09/30/2000 12/31/2000 12/31/1999 12/31/1998

CASH,CASH EQUIVALENTS AND
 MARKETABLE SECURITIES          $3,427     $1,997     $2,442    $1,904       $25

TOTAL ASSETS                   $11,399     $9,338     $9,158    $7,248    $6,417

LONG TERM OBLIGATIONS,
 INCLUDING CURRENT PORTION      $1,173     $1,196     $1,191      $274      $381

WORKING CAPITAL                 $5,463     $3,772     $4,130    $4,157    $3,422

TOTAL STOCKHOLDER'S EQUITY      $7,570     $5,982     $6,261    $5,143    $4,205

RECENT FINANCIAL PERFORMANCE. The Company's unaudited, internally prepared financial statements for the ten months ended October 31, 2001 indicate that the Company had gross revenues, operating income and net income of $15.1 million, $2.5 million and $1.5 million, respectively, compared to $12.7 million, $1.4 million and $0.9 million, respectively, for the ten month period ended October 31, 2000. The Company's total stockholders equity was $7.7 million at October 31, 2001, compared to total stockholders' equity of $6.1 million at October 31, 2000.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(A) SOLICITATIONS OR RECOMMENDATIONS. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(B) EMPLOYEES AND CORPORATE ASSETS. Employees of the Company may perform ministerial acts in connection with the Merger. The assets of the Company will be used to purchase 717,297 Shares prior to the Merger and to reimburse certain Merger-related expenses prior to the Merger. The combined assets of the Company and the Parent will be used to fund the Merger consideration.

ITEM 15.   ADDITIONAL INFORMATION

None.

ITEM 16.   EXHIBITS

          EXHIBIT NUMBER      DESCRIPTION

               99 Schedule I - Members of the Board of Directors and Executive Officers of the Filing Persons

               99.1           Letter from Rosebud Holding LLC

               99.2 Letter Agreement of Lawrence Seidman dated December 7, 2001 (Attached)

               99.3           Form of Agreement with Selling Stockholders
                              (Attached)

               99.4 Letter Agreement of Lawrence Seidman and Rosebud dated June 11, 1998 (Attached)

               99.5           Form of notice to optionees (Attached)

               99.6           Delaware General Corporation Law Section 262
                              (Attached)

                                   SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 9, 2002

                           MENLO HOLDING, INC.

                                        Richard S. Greenberg
                           By:      /s/ ____________________


                           Name:        Richard S. Greenberg, Ph.D.
                           Title:       Chairman

                           ROSEBUD HOLDING, LLC
                                        George Greenberg
                           By:      /s/ ______________________
                                        its Manager


                           THE EPIC TRUST

                           By:       The Alaska Trust Company
                                     its Trustee
                                                        Brandon J. Cintula
                                              By:    /s/_____________
                                              Name:     Brandon J. Cintula
                                              Title:Vice President & Trust
                                                       Officer
                         /s/ Richard S. Greenberg
                           ___________________
                           Richard S. Greenberg

                         /s/ George Greenberg
                           ___________________
                           George Greenberg




                           MENLO ACQUISITION CORPORATION

                                        Richard S. Greenberg
                           By:      /s/ ____________________


                           Name:        Richard S. Greenberg, Ph.D.
                           Title:       Chairman